News Release 2003-04

February 27, 2003

TSX – QRL – Queenstake Resources Ltd.

SEC file number 0-24096

QUEENSTAKE RESOURCES TO ACQUIRE JERRITT CANYON

Queenstake Resources Ltd. (QRL: TSX) has entered into a Purchase and Sale Agreement with AngloGold (Jerritt Canyon) Corp. and Meridian Jerritt Canyon Corp. to acquire the Jerritt Canyon Mine, located in the Independence Mountain Range of Nevada.  Jerritt Canyon has historically produced between 300,000 and 350,000 ounces of gold annually.

The transaction will transform Queenstake, 50% owner and operator of the newly commissioned Magistral gold mine in Mexico, from an emerging to a mid-tier gold producer with annual production in excess of 300,000 ounces per year on a pro-forma basis.  Free cash flow attributable to Queenstake shareholders will be significantly enhanced through the addition of mature, stable cash flows, supported by the significant resource base and extensive exploration potential, at Jerritt Canyon.

Consideration comprises the payment on closing of US$8 million, US$6 million to become payable in quarterly installments from June 2004 and production royalties linked to gold price, with a sliding scale percentage feature ranging from zero to four percent.  In addition, the current owners will be released from all closure and reclamation liabilities.  The replacement of existing surety bonds will be achieved by a closure and reclamation insurance policy underwritten by AIG Environmental, a division of American International Companies.  The cost of this insurance policy, which will fund the pre-existing closure and reclamation costs, will be $31.75 million.

The assets of Jerritt Canyon comprise four operating underground mines, a 1.5 million ton per year capacity mill and approximately 100 square miles of patented and unpatented claims on both public and private lands.  Jerritt Canyon has been in continuous operation since 1980 and has produced in excess of 6 million ounces of gold.

As at December 25, 2002, Jerritt Canyon had proven and probable reserves, consisting of both in situ reserves and stockpile material, of 2,463,520 tons at an average grade 0.236 ounces per ton, totaling 580,913 ounces of gold.  The following table sets forth the Reserves and Resources as stated by the joint venture partners and audited as part of Queenstake’s due diligence by Pincock Allen and Holt of Denver.

Proven and Probable Reserves

Category	Tons	Gold Grade (ounces per ton)	Contained ounces gold
Proven	668,635	0.375	250,474
Probable	1,794,885	0.184	330,439
Total	2,463,520	0.236	580,913

Measured, Indicated and Inferred Resources in addition to Reserves

Category	Tons	Gold Grade (ounces per ton)	Contained ounces gold
Measured	359,134	0.298	107,013
Indicated	4,608,447	0.258	1,189,209
Total Measured and Indicated	4,967,581	0.261	1,296,222
Inferred	3,867,388	0.268	1,034,653

The district has a long history of reserve replacement and Queenstake expects that record to continue.  Much of the resources noted above are accessible from existing infrastructure and conversion to reserve for eventual mining is anticipated with a high degree of confidence.  Queenstake has identified resources that may be expected to form the basis of reserves in sufficient quantity to maintain production until late 2007, leading to the anticipated production during this period of 1.15 million ounces of gold.  Queenstake expects to maintain the historic mill throughput rate for approximately two years and to then reduce mill feed to a rate commensurate with underground mine production rates at a higher overall feed grade. Production rates at this level are expected to result in average annual gold production of 225,000 ounces per gold. Cash operating costs are expected to range from $235 to $250 per ounce while capital costs to achieve the conversion of resources to reserves is expected to be of the order of $20 to $25 per ounce.  Employees of the Joint Venture will become employees of Queenstake Resources U.S.A. Inc.

Resources may also be expanded by exploration in the vicinity of existing resources, while the district as a whole presents many exciting exploration opportunities, particularly in the less explored and entirely unexploited Southern section of the claim block.   Potential exists in the district for the continued discovery of mineralization in zones of 100,000 to 1 million ounces potential at grades comparable to recognized deposits.  The potential also exists for deep, high-grade mineralization in “feeders” such as that found on the nearby Carlin Trend.

Queenstake CEO Chris Davie said: “This is an exciting opportunity for our company to acquire substantial production and a large land position in one of the most significant gold districts of Nevada and is the next step in Queenstake’s evolution to become a mid-tier mining company.  While we expect gold production to be profitable over the next few years, the real benefit lies in the opportunity to extend production at Jerritt Canyon by converting existing resources to reserves and continuing exploration in this highly prospective gold district.  We welcome the existing employees of Jerritt Canyon as Queenstake employees and are confident that this dedicated labor force constitutes one of the most valuable assets we are acquiring.”

Closing will be subject to a number of conditions, including obtaining the necessary regulatory approvals and Queenstake completing the required financing.  Financing for the acquisition will be provided by a combination of debt, royalty and equity.  The transaction is expected to close no later than March 31, 2003. Failure by either party to close will result in a break fee of $250,000 payable to the other party.

Standard Bank London acted as financial advisors to Queenstake in connection with this acquisition and as a part of their fee for services, Queenstake will, upon receipt of approval by The Toronto Stock Exchange, issue 500,000 two year share purchase warrants at a strike price of $0.30.

The securities will not be registered under the United States Securities Act of 1933, as amended (the “Act”), and may not be offered or sold in the United States unless registered under the Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available.

Forward-Looking Statements

This news release contains certain “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

For further information call:

Chris Davie, President and Chief Executive Officer – 303-297-1557

Doris Meyer, Vice President Finance and Chief Financial Officer – 604-516-0566

email – info@queenstake.com    web – www.queenstake.com

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.